Exhibit 99.1

NewsRelease

TransCanada Welcomes Return of Bruce Power’s Unit 2 to Commercial Service

CALGARY, Alberta – November 2, 2012 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today welcomed the return of Bruce Power’s Unit 2 to commercial operations.  This milestone represents the end of the refurbishment program and the completion of one of the largest infrastructure projects in Canada.  Unit 1 achieved its commercial operations date on October 22, 2012.

“One-third of the power facilities that TransCanada owns or has an interest in generate emissions-free electricity, and Bruce Power is a significant part of this total,” said Russ Girling, TransCanada’s president and chief executive officer. “With the completion of this extensive refurbishment program, the eight operating units at Bruce Power will be capable of producing more than 6,200 MW of clean and reliable electricity into Ontario’s power grid.”

Bruce Power consists of two generating stations (Bruce A & B) with each station housing four nuclear reactors. TransCanada owns 49 per cent of Bruce A and 32 per cent of Bruce B.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: http://www.transcanada.com/ or check us out on Twitter @TransCanada.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Terry Hook/Lee Evans
403.920.7911 or 800.361.6522